Exhibit 99.4

Deloitte LLP
410 West Georgia Street
Vancouver BC V6B 0S7
Canada
Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-255208 on Form F-10, and Registration Statement No. 333-194702 on Form F-3D of our reports dated March 9, 2023 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting appearing in this Current Report on Form 6-K dated March 9, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 9, 2023